
December 29, 2022

Michael Mullican
Chief Financial Officer
Academy Sports and Outdoors, Inc.
1800 North Mason Road
Katy, TX 77449

      Re: Academy Sports and Outdoors, Inc.
            Form 10-K for Fiscal Year Ended January 29, 2022
            Filed March 29, 2022
            File No. 001-39589

Dear Michael Mullican:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services